02034978

SUPPL 82-5035

June 10, 2002

RE: Rule 12g3-2(b) submission by F-Secure Corporation (formerly, Data Fellows Corp.)

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to F-Secure Corporation (formerly Data Fellows Corp.). I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a recent press release published by F-Secure.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

Jaana Sirkiä
Corporate communicator

P. Henrietta Malmari

6/19

F-Secure Corporation
PL 24
FIN-00181 Helsinki
Tel. +358 9 2520 0700
Fax. +358 9 2520 5001
http://www.F-Secure.com

FOR RELEASE June 6, 2002

F-Secure delivers security services to Lietuvos Telekomas's customers

F-Secure Corporation (HEX: FSC), and Lietuvos Telekomas today announced an agreement concerning managed security services. Lietuvos Telekomas will provide security as a service to its customers in Lithuania.

The services include anti-virus and firewall solutions based on F-Secure's security products and delivery platform available to the clients via Lietuvos Telekomas's portal service. The solution is automated after the installation. It provides the user with up-to-date virus protection through F-Secure's fastest reaction time on virus outbreaks and frequent database updates. This is first-of-its-kind services in Lithuania. It will be available later this summer.

"We are forerunners in securing our clients' security as the number of Internet users have increased and also the need for anti-virus and firewall solutions has grown rapidly. We want to offer our clients quality products for secure and reliable use of the Internet", says Harri Suokko, Director of the Service Development department of Lietuvos Telekomas.

"As information security is an essential part of today's Internet world, it is important that the solution providers consider the needs of the end users, and offer them a painless way to secure their connection" says Olli Heinonen, Director, Home and Small Business Solutions.

Offering automated security services enables end users to receive Anti-Virus signature updates transparently when connecting to the Internet. Automated and frequent update mechanism is the only reliable way to combat against viruses, worms and Trojan horses.

About Lietuvos Telekomas

AB Lietuvos Telekomas (Lithuanian Telecom) is the largest telecommunications company in Lithuania.Main areas of the Company's activity include fixed-line telephony services, network and data communication services, Internet-related services, wholesale services to other telecommunications operators and service providers as well as sales and maintenance of telecommunications equipment. According to the Law on Telecommunications and its Activity Licence, Lietuvos Telekomas is granted an exclusive right to install and provide fixed-line telephony services in Lithuania until 31 December 2002.

http://www.telecom.lt

About F-Secure Corporation

F-Secure Corporation is a leading developer of centrally managed security solutions for the mobile enterprise. The company's award-winning, integrated antivirus, file encryption and network security solutions for handhelds, laptops, desktops, servers, mail servers and firewalls provide centralized policy based management of widely dispersed user communities. Founded in 1988, F-Secure is listed on the Helsinki Stock Exchange [HEX: FSC]. Corporate headquarters is in Helsinki, Finland with North American headquarters in San Jose, California. The company maintains offices in Germany, Japan, Sweden and the United Kingdom, and is supported by a network of VARs and Distributors in over 90 countries around the globe.

For more information, please contact:

Mr. Kalle Korpi, Sales Manager, Home and Small Business Solutions
F-Secure Corporation
PL 24
FIN-00181 Helsinki
Tel. +358 9 2520 4123
Mobile: +358 40 510 2585
Fax +358 9 2520 5012
Email: Kalle.Korpi@F-Secure.com

http://www.F-Secure.com

Diana Rociene, Press Officer
AB Lietuvos Telekomas
Tel. +370 2 36 72 99
Email: diana.rociene@telecom.lt